CERTIFICATION

EXHIBIT 99.3

     Pursuant to Section 906 of the Sarbanes-Oxley Act of 2003 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Fresh Del Monte Produce Inc., a Cayman Islands corporation (the “Company”), does hereby certify, to each officer’s knowledge, that:

     The Annual Report on Form 20-F for the fiscal year ended December 26, 2003 (the “Form 20-F”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Form 20-F fairly presents, in all material aspects, the financial condition and results of operations of the Company.

Date: March 8, 2004	By:	/s/ Mohammad Abu-Ghazaleh
Mohammad Abu-Ghazaleh
Chairman of the Board, Director and Chief Executive Officer

Date: March 8, 2004	By:	/s/ John F. Inserra
John F. Inserra
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Fresh Del Monte Produce Inc. and will be retained by Fresh Del Monte Produce Inc. and furnished to the Securities and Exchange Commission or its staff upon request.